Exhibit 12

EAGLE BULK SHIPPING INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 12/31/07	Year Ended December 12/31/08	Year Ended December 12/31/09	Year Ended December 12/31/10	Year Ended December 12/31/11	6 Months Ended June 30, 2012

Fixed Charges
Interest Expense	12,741,106	15,816,573	28,904,610	48,885,674	46,769,965	23,014,252
Capitalized Interest	9,400,288	26,211,616	28,485,470	12,020,462	2,582,127	-
Fixed Charges	22,141,394	42,028,189	57,390,080	60,906,136	49,352,092	23,014,252

Earnings
Add:
Income/(Loss) before taxes	52,243,981	61,632,809	33,287,271	26,844,650	(14,819,749)	(40,539,768)
Fixed Charges	22,141,394	42,028,189	57,390,080	60,906,136	49,352,092	23,014,252

Deduct
Capitalized Interest	(9,400,288)	(26,211,616)	(28,485,470)	(12,020,462)	(2,582,127)	-
Earnings	64,985,087	77,449,382	62,191,881	75,730,324	31,950,216	(17,525,516)

Ratio of Earnings to Fixed Charges	2.9	1.8	1.1	1.2	0.6	(0.8)

Deficiency of earnings available to cover fixed charges					17,401,876	40,539,768

The ratio of earnings to fixed charges was less than 1.0 for the year ended December 31, 2011. Additional earnings of $17.4 million would be needed to have a one-to-one ratio of earnings to fixed charges.

The ratio of earnings to fixed charges was negative for the year ended June 30, 2012. Additional earnings of $40.5 million would be needed to have a one-to-one ratio of earnings to fixed charges.